INVEST IN **HIGHCLERE CASTLE GIN**

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# The Perfect Gin


HIGHCLERE CASTLE
LONDON DRY | GIN
BOTANICALS
GIN of the YEAR
96
96
96

highclerecastlegin.com Essex CT

Alcohol | Female Founder | Cocktails | Lifestyle | Eating and Drinking

LEAD INVESTOR



**Adam Klein**

As a founding investor in Bulldog Gin, Highclere Castle Gin offers a modern, smooth taste while maintaining traditional roots. It's hard to imagine a better 'home' for a gin - it's sets the stage for the product, the image and the story. The team is competent and transparent. Most impressively, they have quickly made astounding traction in the spirits market despite entering at an extremely challenging time. Their penetration into numerous states and countries with continued growth and interest speaks well for the brand.

**Invested $25,000 this round**

Learn about Lead Investors

OVERVIEW | DETAILS | UPDATES 8 | WHAT PEOPLE SAY 154 | ASK A QUESTION 14

## Highlights

1. 🏰 Born from Highclere Castle, known globally as "Downton Abbey"
2. 🏆 One of the fastest growing & most awarded gins in the world
3. 🌎 Available in more than 4,000 premium restaurants, hotels & liquor stores globally & growing daily
4. 📈 95% growth YTD ('20 over '21)
5. 🍸$6M+ in market retail sales since launch in 2019
6. 📰 Featured in Forbes, Fortune, Robb Report, People Magazine and others
7. 📦 E-commerce in 40 US States, the UK and 28 EU countries

## Our Team



**Adam von Gootkin** Co-Founder & CEO

* Founded Award Winning Craft Distillery, Onyx Spirits Company * Author of nationally released "Living Proof" * Launched industry leading Highclere Castle Cigar * Co-founded Highclere Castle Spirits * Featured on leading national media platforms

The gin brand experience has been stale for decades. Highclere Castle Gin is the first spirit to combine prestige, history, heritage, fame, pedigree and craft in one bottle with a rapidly growing fan base.



**Lord Carnarvon** Co-Founder & Brand Ambassador

* Family seat at Highclere Castle since 1679 * Entrepreneur & commercial farmer * Global tastemaker * Manages the estate farm and tourism business



**Lady Carnarvon** Co-Founder & Brand Ambassador

* NY Times best selling author * Global taste maker * Frequently featured on global news media * Influential blogger : https://www.ladycarnarvon.com

SEE MORE

## The Highclere Castle Gin Story

### The Problem: The gin brand experience has been stale for decades

Do you know the story of Tanqueray, Bombay or Hendricks? Think carefully...

Neither do we. The majority of gins consumed are brands without story, passion, and most importantly authenticity; the gin brand experience has been stale for decades. Many mass market brands are akin to the "fast food" of spirits.

The craft movement is gaining market share because consumer trends favor products that don't have artificial ingredients, flavorings, sugar substitutes or colorings. Consumers desire sustainable production practices, responsible entrepreneurship and affordable luxury.

The gin market is exploding with growth yet lacks the vibrant brands to satiate market demand.

### The Solution: Highclere Castle Gin. An award-winning spirit that checks all the boxes

Highclere Castle Gin merges craft quality with built-in global awareness, an internationally award-winning flavor, a compelling authentic story, history, prestige, and lifestyle in a glass.


HIGHCLERE
CASTLE
GIN
BOTANICALS
HIGHCLERE CASTLE

Vodka is dead; gin is in, with super-premium gin appreciating record breaking annual growth of 31.7%. Consumers are bored of vodka and gin brands born in corporate boardrooms. Highclere Castle Gin is exactly what the modern-day consumer is seeking, because Highclere is an experiential brand purchase. The Highclere Castle Gin experience solves the gin problem in a way that competing brands can't.

Upon considering this investment, we invite you to taste Highclere Castle Gin. We are available in stores and restaurants in 25 US States along with the UK and offer direct shipping to 40 US states and 27 EU countries. You can order Highclere Castle Gin at www.HighclereCastleGin.com and have your bottle shipped directly to your home.

### About Highclere Castle





- Home to the Earl's of Carnarvon since the 16th century
- Highclere has hosted many of the world's most famous and interesting people, and continues to do so today
- Designed by Sir Charles Barry, architect of Britain's House of Parliament and Big Ben
- The 5,000 acre Highclere Castle Estate is sustainably farmed using wildlife, flora, and fauna preservation techniques
- The Estate is highly regarded for producing high-grade oats for thoroughbred racehorses
- Botanicals, barley, and oats have been grown at Highclere for generations and are used in the production of Highclere Castle Gin
- Over 135,000 people visit Highclere annually when open to the public

"We have a long history of great entertaining and memorable parties at Highclere, and our gin epitomizes everything that is great about Highclere... You touch a bit of Highclere every time you take a sip of this glorious gin. A modern burst of botanical genius with storied history of Highclere Castle and estate. Do come and join us for the next exciting part of our journey, into making Highclere Castle Gin one of the leading spirits brands on earth."

The Earl & Countess of Carnarvon
Highclere Castle



## The Spirit of Highclere's History

**50 B.C**
Juniper used by ancient Roman soldiers on Beacon Hill at Highclere Castle to cure stomach ailments

**900**
Bishop of Winchester plants lavender at Highclere Castle

**1679**
Highclere Estate moves into ownership to the Herbert Family

**1792**
Earl of Carnarvon title is created by King George III

**1849**
Highclere House completes renovation becoming Highclere Castle along with orangery and gardens

**1922**
The 5th Earl of Carnarvon discovers the tomb of King Tutankhamun

**2001**
George Herbert, the current Earl of Carnarvon succeeds to the title

**2010**
Downton Abbey, TV series filmed at Highclere, launches into millions of homes around the world

**2015 – 2017**
Highclere Castle Gin concept creation, brand development, business & marketing planning & recipe designed

**2018**
Raised $1M seed capital, finalized packaging, assembled management team, secured trademarks

**2019**
Launched Highclere Castle Gin, launched social media, secured distribution commitments, successfully raises Series A investment

**2020**
Expanded distribution. Secured Viking Cruise Line Partnership. Developed e-commerce platform. Hosted worlds largest virtual cocktail party

**2021**
200,000th bottle sold. Expanded distribution. Ranked top 5 social media gin brands in world. First liquor company to receive payment from a distributor in bitcoin. Earned 46 International spirit awards and "Best in Show" from Sunset International. Distribution in 3,800 accounts

**2022**
Expand distribution to Canada, Latin America, and China. Release of Barrel Aged Gin to commemorate the 100th anniversary of the discovery of the tomb of King Tutankhamun

## What makes Highclere the perfect gin?

*A traditional London Dry Gin*

*No added sugar, flavorings, or artificial ingredients*

*A modern citrus forward flavor profile*

*Featuring sophisticated floral, spice, and juniper notes*

*Blossoms on the rocks, elevates cocktails*




HIGHCLERE CASTLE
LONDON DRY | GIN
BOTANICALS

**The Highclere Castle Gin proprietary recipe & design includes:**

- *10 hand-selected botanicals*
- *Distilled from English-grown wheat in England's oldest gin distillery*
- *Citrus from Highclere's Victorian era orangery*
- *Lavender grown in the Estate's walled Monk's Garden, planted in the 9th century by the*
- *Bishop of Winchester*
- *Highclere is the first gin in the world to use oats**
- *The packaging has won numerous design awards and is manufactured in England*

MSRP Target Price: $40 | £40 | €40

*To our knowledge, based on company's own industry research


Botanical Flavor Profile
Juniper
Citrus
Floral
Heat
Spice
Herbal


HIGHCLERE CASTLE
LONDON DRY | GIN
BOTANICALS





- Langley Distillery is situated in the historic Crosswell's Brewery site, which dates back to the early 1800s and was built over an ancient underground water source
- Gin has been distilled at Langley Distillery since 1920
- Continuous improvements to the site, along with a long history and heritage in gin making, has resulted in a facility which produces globally award-winning gins of the finest quality
- The stills at Langley Distillery are some of the oldest working copper gin stills in the UK, some of them dating back to the early 1800s
- Production capacity allows for millions of bottles per year for scalability


Jenny

## Highclere Castle Gin sales growth

YoY 2020-2021 case sales trending up


2/1/2020
5/1/2020
8/1/2020
11/1/2020
2/1/2021
5/1/2021
8/1/2021

**Available in 25 US and 6 European markets**
E-Commerce: 40 US markets & 27 EU markets




Existing Market
2022

- Successfully raised $5.7M in Series A
- Over 150,000 bottles sold in less than 2 years with a market retail value of over $6M
- Featured in many of the finest hotels and restaurants around the world
- Distribution in 25 US Markets, UK, Denmark, France, Switzerland, Poland & Malta
- Launched E-Commerce platform, home delivery to 40 US States, 27 EU Countries, & UK
- E-Commerce sales show 25% of customers purchase more than 1 bottle per order, indicating strong loyalty and reorder rates
- E-commerce represents 10% of total sales with growth projected to quadruple in 2022
- Active new distribution opportunities include: Canada, Central Europe, Asia, LATAM, Caribbean, and additional US States

**What the experts are saying...**


HIGHCLERE CASTLE GIN
HIGHCLERE CASTLE
LONDON DRY GIN
MADE WITH THE FINEST HIGHCLERE GARDEN BOTANICALS
43.5% ALC.VOL. (87 PROOF)
SEVEN HUNDRED FIFTY MILLILITERS
WWW.HIGHCLERECASTLEGIN.COM


GIN of the YEAR
CONSUMERS' CHOICE AWARD 2021 SIP AWARDS
96
96
96 POINTS
"If humankind were as subtle, smooth, and balanced as this gin, the world would be a much finer place.
Chris Carlsson, Spirits Review
"One of the best new gins to arrive from the UK.
The Tasting Panel
"An excellent product; Meets very high standards.
John Barleycorn Spirit Awards
"Highclere Castle London Dry Gin is everything you'd expect from a gin inspired by the impressive and historic estate. It's a very classy and charming gin.
Paul Jackson, The Gin Guide
"Extraordinary taste and highest recommendation. This gin is perfect across the board for cocktails.
2021 MicroLiquor™ Spirit Awards


A STORM OF PRESS
Parade MAGAZINE
"With it's incredibly smooth taste, a bottle of Highclere Castle Gin makes the perfect Christmas or hostess gift for Downton or cocktail fans."
Gin
"This is one of those rare products that comes in for review, and I need to stop myself from drinking it all before I get to the review. I liked it that much."
5 STARS · DOUBLE GOLD
RollingStone
"Because the juniper is less distinct than old school gins, Highclere also makes a great entry point for any gin newbies. It's delicious in cocktails, but we recommend trying it on the rocks...you'll understand why Highclere has garnered over a dozen prestigious awards all over the globe."
Robb Report
"If the thought of gin conjures upimages of afternoon cocktails at posh estates in the rolling English countryside, Highclere Castle is the bottle for you."
TRAVEL DISTILLED
"Everyone absolutely loved it. Definitely several notches above the average gin and tonic."
VINEPAIR
"A great concentration of flavors that is really well balanced."
CHILLED
"This unique and historic gin will hold its own after the glow of celebrity association has passed."
TOWN&COUNTRY
Forbes
npr
Hartford Courant
VIKING
CBS
TEST KITCHEN
EQ
HYPE

*"Bottles sold" as of January 2022. e-commerce sales as of EOY 2021

## What the world is saying

**Khalid Williams**
*Mixologist & Bartender of the Year—Connecticut*

"I can say, as a professional bartender, that this product has become indispensable. The ability to let a gin stand alone is not often found....the ability for a gin that can stand alone and make world class unmistakable cocktails has not been found in any other product that I've used."



**Thandi Walton**
*Cocktail Curator/Bar Manager* Thompson Buckhead—Atlanta

"The flavor is amazing, Highclere Castle Gin is palate pleasing. It makes a delicious martini. The bottle is not only pretty, it's also bartender friendly, fitting into the well for those Highclere Castle Gin cocktails that are always on my cocktail menu."



**Robert Grimaldi**
*Managing Director*, CAMPANIA

"The Highclere Castle Gin team brings energy and excitement along with strong execution, and creativity that propels it from an idea to a global brand in an unbelievably short amount of time, even while expertly navigating the difficulties caused by a pandemic...Highclere Castle Gin is a true testament to building a brand the right way, with care, class, and unparalleled passion."



**Benoit Provost**
*Director,* The American Bar, The Stafford Hotel, London

"I love the balance of the lavender and lime flower which makes for a super versatile Gin. Highclere Castle Gin has been received exceptionally well by our customers."



## Operating within a 3-tier system

(1)The product is distilled and bottled in England.

(2) The company exports product from the United Kingdom to warehouses in

(2) The company exports product from the United Kingdom to warehouses in North America and Europe, where it is then sold directly to distributors and wholesalers who operate in their respective markets.

(3) A distributor offers logistics, warehousing, a sales team, and product delivery. Distributors sell directly to liquor stores/retailers (off-premise), as well as to restaurants, hotels, bars, country clubs (on-premise) etc.

Consumers are exposed to the brand in various ways upon entering the above locations. Highclere Castle Spirits works to market the product successfully in partnership with the distributors to retail/restaurant locations.

Highclere Castle Spirits deploys marketing resources to end consumers to create pull through in the market. This is done through direct marketing, social media, earned press media, digital advertising, events and through in-store/ in-restaurant roll- out initiatives. The company has and is increasing strategic relationships with global chains, strategic partners, leading influencers and media partners around the world.


Craft spirit with agricultural story
Global recognition with noble pedigree
Major distribution in place
Fastest growing spirits category
HIGHCLERE CASTLE

Highclere Castle Gin has engineered a proprietary strategy and hyper-targeted distribution model that develops deep relationships with target accounts in pre-identified core markets.

This distribution strategy is implemented in target markets with target accounts throughout the US, UK & EU. Through the implementation of this strategy, Highclere Castle Gin is growing *quality* sales and building the business around loyal repeat customers.

## Spirit industry global market & gross margins


Global Spirits Market
$107 B
Global Gin Market
$9.8 B
Spirits Industry Gross Margins
+61%** greater than the industry average
48.7%
Industry Average
74.4%
Highclere Castle Spirits


Comparatively, the Spirits **industry growth** was just +1.3% in 2019
Strategics are **acquiring** premium spirits at multiples of **10-20x revenue****



US sales volume of super-premium Gin grew **+31% in 2019**
The US Gin market is expected to grow annually by **+7.45%** until 2025

** Internal estimates and/or calculations

The Spirit's industry can be characterized by rapid innovation in a globalized setting. The largest growth segment of gin is *Super Premium,* driving growth for the entire gin market.

The global gin market is estimated at $9.86B in 2021, and is on pace to reach $11.2B by 2024. In comparison, spirits as a category are projected to grow 1% in the same time period. Super premium gin, alongside tequila and whiskey, is one of the few spirits categories adding growth to the spirits industry, with luxury spirits soaring 43% in 2021.

The anticipated direction of the market grants tremendous growth opportunity for new brands. The spirits industry is moving towards a "premiumization" trend, which is reflected in recent M&A activity and consumption patterns led by millennials—30% of whom have consumed gin in the last 3 months.



Gin is NOT Just a Summer Spirit...
Gin Consumption by Month
Consumption in thousand 9 liter cases
1,200
1,000
800
600
400
200
0
693
713
729
798
897
860
976
908
779
809
789
906
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

*Highclere Castle Spirits gross margin as of December 2021.

## Highclere Castle Gin Occupies a Rare Space in the Spirits Industry



LUXURY
MASS MARKET
CRAFT
HIGHCLERE CASTLE
LONDON DRY | GIN
BOTANICALS

New brands in the market are typically launched from one of the leading global spirit houses or a small craft spirit distillery. The large companies have global distribution, large marketing budgets and often release short term, trend-oriented products or focus on their legacy brands. Craft distilleries who have small production capabilities to emphasize quality product and story often lack significant distribution and marketing resources beyond their local market.

Highclere Castle Gin is unique in that it is a craft brand using botanicals from an estate and distilled in England's oldest gin distillery. However, the company has secured significant distribution in a short period of time, is actively converting consumers to the product, has earned a broad array of international media coverage and is regularly growing its retail base through new strategic partnerships.

Competing gin brands include Hendricks, Bombay Sapphire, Aviation, The Botanist and Monkey47. Highclere Castle Gin's goal is to own 4% of the premium gin market in the worlds largest spirit market, the US.

## "M&A is the new R&D"

**Global strategics acquire new brands instead of innovating them**

***Strategics are acquiring premium spirits at high multiples (10–20x)***

| Acquirer | Target |
|---|---|
| Diageo | • Casamigos<br>• Aviation<br>• Don Julio |
| Constellation Brands | • High West<br>• Casa Noble |
| Bacardi | • Angels Envy<br>• Patron |
| Pernod Ricard | • Avion |

## Investors: $5.7M Raised in Series A

**Raj Bhakta**
*American Spirits Entrepreneur, Founder of Whistle Pig Whiskey, Founder of Bhakta Armagnac*

"The finest gin on the market. The Highclere Castle brand represents the epitome of prestige, class and quality. It's the only gin I've ever been able to appreciate straight like a whiskey. This combined with the professional management team led to my decision to participate as an investor and advisor. I've been impressed with the journey."



**Dave Carson**
*Former CEO of People's United Bank*

"New companies are always challenged at start-up, but the COVID pandemic was tough. To see the agility of Highclere Castle Spirits management was a lesson in what good management can do to overcome unique challenges. Gives me great confidence in the long-term success of the world's best new gin!"



**Ethan Allen**
*Managing Partner, Navigant Oak Family Office*

"The extraordinary history of Highclere Castle and the dynamic personality of co-founder Adam von Gootkin drew our family office, Navigant Oak to the brand. That combination was enhanced only by our first tasting! Highclere Castle Gin's smooth taste and style match perfectly with the class and elegance of Lord & Lady Carnarvon's ancient estate."



**Peter Novak**
*Founder of Charter Oak Financial, International Investor & Entrepreneur*

"As the initial investor in Highclere Castle Gin, the passion and transparency of the management team is unparalleled. The vision and execution have been a joy to watch. Highclere Castle Gin is not only the best tasting and most awarded gin in the world; it's the only gin in the world that is an experience."



**Dan Refai, MD**
*Director of Spinal Oncology at the Emory Spine Center, Atlanta, GA*

"Highclere Castle Gin has a strong management team that has quickly built an internationally acclaimed premium gin brand with strong growth potential from the ground up."



# Our founders



**Lord Carnarvon**
*Co-founder*

> ***"We have a long history of great entertaining and memorable parties at Highclere, and our gin epitomizes everything that is great about Highclere.... You touch a bit of Highclere every time you take a sip of this glorious gin. A modern burst of botanical genius with storied history of Highclere Castle and estate. Do come and join us for the next exciting part of our journey, into making Highclere Castle gin among the leading spirits brands on earth."***

- Family seat at Highclere Castle since 1679
- Partner & Brand Ambassador in Highclere Castle Spirits
- Entrepreneur & commercial farmer
- Global tastemaker
- Manages the estate farm and tourism business

**Meet Lord Carnarvon:**


Highclere Castle Gin, Episode 3: Garden to Glass with Lord ...
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**Lady Carnarvon**
*Co-founder*

Lady Carnarvon is an international taste maker and social influencer. Her following has grown through her international book tours, PBS special, popular blog and regular speaking engagements.

- Author of NY Times best selling books about Highclere Castle, including: "Lady Almina and the Real Downton Abbey"
- Her fourth book, "Seasons at Highclere" released in 2021 features Highclere Castle Gin cocktails
- Public speaking and book tours around the world
- Frequently featured on global news media outlets
- Successful blog: https://www.ladycarnarvon.com

**Meet Lady Carnarvon:**


Highclere Castle Gin, Episode 1: The Countess of Carnarvon
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**Adam von Gootkin**
*Co-founder & CEO*

Adam is committed to building distinctly authentic brands rooted in the uniqueness of their terroir and provenance, a celebration of history, authenticity, and irreplaceable pedigree.

- Family history in spirits business dates back to the 1800's

- Family history in spirits business dates back to the 1800's
- Lifelong entrepreneur
- Opened Award Winning Craft Distillery, Onyx Spirits Company in 2009 – the first distillery in CT since prohibition
- Author of nationally released "Living Proof: Onyx Moonshines Journey to Revive the American Spirit"
- Launched industry leading Highclere Castle Cigar line produced in Nicaragua with world renowned cigar blender Nicholas Melillo in 2017
- Launched Highclere Castle Gin in 2019
- Adam has been featured on Bloomberg, Forbes, Fortune, NBC, CBS, NPR, Chilled Magazine, People, Entertainment Tonight, Bartender Magazine, New York Times, Cigar Lover Magazine, and many other leading media platforms.

**Meet Adam von Gootkin:**


Highclere Castle Gin, Episode 5: The Spirit of Entertaining
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